UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                          Momenta Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  60877 T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 22, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)
                [X]  Rule 13d-1(c)
                [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

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CUSIP NO. 60877 T 10 0                 13G                     PAGE 2 OF 7 PAGES
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--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Farah A. Ebrahimi
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                180,000
        NUMBER OF         ----- ------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,128,688
          EACH            ----- ------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  180,000
                          ----- ------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                1,128,688
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,308,688
------- ------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
------- ------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.3%
------- ------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 pages

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CUSIP NO. 60877 T 10 0                 13G                     PAGE 3 OF 7 PAGES
----------------------                                         -----------------

Item 1(a).   Name of Issuer:
             --------------
             Momenta Pharmaceuticals, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             43 Moulton Street, Cambridge, MA  02138


Item 2(a).   Name of Person Filing:
             ---------------------
             Farah A. Ebrahimi (the "Reporting Person")


Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             205 Newbury Street, Boston, MA  02116


Item 2(c).   Citizenship:
             -----------
             United States


Item 2(d).   Title of Class of Securities:
             ----------------------------
             Common Stock, $.0001 Par Value Per Share


Item 2(e).   CUSIP Number:
             ------------
             60877T 10 0


Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
             -------------------------------------------------------------------
             check whether the person filing is a:
             -------------------------------------

             (a)       [ ] Broker or Dealer registered under Section 15 of the
                           Securities Exchange Act of 1934 (the "Act").

             (b)       [ ] Bank as defined in Section 3(a)(6) of the Act.

             (c)       [ ] Insurance Company as defined in Section 3(a)(19)
                           of the Act.

             (d)       [ ] Investment Company registered under Section 8 of
                           the Investment Company Act.

             (e)       [ ] Investment Advisor registered under Section 203
                           of the Investment Advisers Act of 1940.

             (f)       [ ] Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

             (g)       [ ] Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G); see Item 7.

             (h)       [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(H).


Item 4.      Ownership.
             ---------

             (a) Amount Beneficially Owned: The Reporting Person is the record owner of 180,000 shares of Common Stock. Mithra Ventures, L.P. is the record owner of 1,128,688 shares of Common Stock (the "Mithra Shares"). The Reporting Person is a managing director of Mithra Ventures Management, LLC, the sole general partner of Mithra Ventures, L.P., and as such, the Reporting Person may be deemed to own beneficially the Mithra Shares.

             (b)       Percent of Class: 5.3%


                                Page 3 of 7 pages

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CUSIP NO. 60877 T 10 0                 13G                     PAGE 4 OF 7 PAGES
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                       The foregoing percentage is calculated based on
                       24,563,183 shares of Common Stock reported to be outstanding as of June 21, 2004 in the Issuer's Prospectus.

             (c)       Number of shares as to which such person has:

                                (i) sole power to vote or to direct the vote: -180,000-

                               (ii) shared power to vote or to direct the vote: -1,128,688-

                              (iii) sole power to dispose or to direct the disposition of: -180,000-

                               (iv) shared power to dispose or to direct the disposition of: -1,128,688-

             The Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the 180,000 shares of Common Stock that the Reporting Person holds of record.


Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------
             Not applicable.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------
             Not applicable.


Item 7.      Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on by the Parent Holding Company or
             ---------------------------------------------------------------
             Control Person.
             --------------
             Not applicable.


Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------
             Not applicable.


Item 9.      Notice of Dissolution of Group.
             ------------------------------
             Not applicable.


Item 10.     Certification.
             -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 7 pages

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CUSIP NO. 60877 T 10 0                 13G                     PAGE 5 OF 7 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 2, 2004


                                                 Farah A. Ebrahimi


                                                 By: /s/Nina Ross
                                                     --------------------------
                                                     Nina Ross
                                                     Attorney In Fact




















                                Page 5 of 7 pages
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CUSIP NO. 60877 T 10 0                 13G                     PAGE 6 OF 7 PAGES
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                                INDEX OF EXHIBITS
                                -----------------


Exhibit 1 - Power of Attorney




























                                Page 6 of 7 pages
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CUSIP NO. 60877 T 10 0                 13G                     PAGE 7 OF 7 PAGES
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Exhibit 1

                                POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nina Ross, with full power to act without the others, her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a direct or indirect manager of any partnership or other investment vehicle, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the NASD, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or her substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of June, 2004.


                                                     /s/ Farah A. Ebrahimi
                                                     ---------------------------
                                                     Farah A. Ebrahimi











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